EXHIBIT 99.1

QUARTZ RETAINS ACUITY ADVISORY CORP FOR COMMUNICATIONS AND ADVISORY SERVICES

January 15, 2025 VANCOUVER, BC - Quartz Mountain Resources Ltd. ("Quartz" or the "Company") (TSXV:QZM, OTC Pink: QZMRF) is pleased to announce that, subject to the approval of the TSX Venture Exchange, it has entered into a consulting services agreement (the "Agreement") with Acuity Advisory Corp. ("Acuity") to provide investor relations services to the Company.

Acuity is based in Vancouver and provides corporate communications to Canadian and U.S. listed companies, with a specific focus on the junior mining and mineral exploration sectors. Acuity's founders and principals, Jeffrey Wilson and Roger Blair, have a combined fifty years of public markets experience, and bring to Quartz extensive contacts within the global mining and finance industries. Acuity's network encompasses North American and international institutional and retail investors, investment advisors, investment bankers, mining analysts, high net worth individuals and strategic investors.

"Quartz is entering an exciting new growth stage as we advance the Maestro and Jake projects in British Columbia towards transactions,” said Quartz Chairman Bob Dickinson. “The addition of Acuity to the Quartz team will help advance our capital markets program and provide greater reach as we tell this compelling story. High value, high demand projects like Maestro and Jake are vital to growing Canada’s clean, modern economy and are potentially important major sources of gold, silver and copper. As an experienced investor relations team with strong industry experience, Acuity is well positioned to support our goal of creating Canada’s next great mineral success story and substantial shareholder wealth.”

The Agreement with Acuity is dated January 15, 2025 and runs for an initial twelve (12) month term. Acuity will receive a monthly fee of $7,500, and incentive stock options ("Options") to purchase a total of 500,000 common shares of the Company exercisable at $0.435 which are subject to quarterly vesting of 25% starting 90 days after TSX Venture Exchange approval of the Acuity agreement. The options have a term to the earlier of 90 days after termination of the Acuity agreement and five years. Acuity and its principals have advised Quartz that they do not currently own any shares of the Company, nor do they have any right to purchase shares. Acuity and its principals are not restricted from buying or selling Quartz shares in the future, subject to applicable securities laws.

In addition to informing investors of entering this consulting services agreement today, Quartz has also launched new social media and awareness initiatives including an updated Website (www.quartzmountainresources.com) and Corporate Presentation (https://www.quartzmountainresources.com/investors/presentation). Quartz will also be presenting Discovery Core from both Maestro and Jake at the upcoming Association of Mineral Explorationists’ (“AME”) Round Up on January 20 and 21 in booth #924 located in the Vancouver Convention Centre East.

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About Maestro

Quartz’s first ever drill test, on its Maestro Property, a maiden two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes, hosted within an extensive epithermal Au-Ag system.  The lodes and the more disseminated precious metals, intersected by the drill holes are both hosted within a large and earlier deposited, Mo-Cu porphyry system.  Quartz’s second core hole, PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag.  These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization.  The next milestone towards a transaction will be delineation drilling of the new Prodigy discovery at Maestro, currently being planned to commence in HI 2025.

About Jake

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide.  The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. To delineate deposit targets within this large Jake mineral system for the maiden 2024 drilling program, a series of modern surface exploration programs were completed in the period 2018-2023.  These surveys were designed to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp.  Taken together this comprehensive technical database defined a significant-scale porphyry copper-gold deposit target which Quartz tested with 3,418 metres in seven 7 holes during 2024. This maiden drill program successfully discovered a new porphyry copper-gold-silver system, wide open to expansion.  Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry copper-gold district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after Maestro delineation drilling.

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM, OTC Pink: QZMRF) is a well-structured public company whose successful mine-finding management is focused on discovering and transacting important-scale gold, silver and copper deposits in British Columbia. The company owns 100 per cent of the Maestro high grade gold-silver project and 100 per cent of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar -- all of which are porphyry deposits with current-producing or former-producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

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Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com

Ph: +1 604-684-6365

or:

Jeff Wilson

E Mail: jwilson@acuityadvisorycorp.com

Ph:+1 604-837-5440

or:

Roger Blair

E Mail: rblair@acuityadvisorycorp.com

Ph:+1 604-351-0025

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

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